SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

ROBBINS & MYERS, INC.
 (Name of applicant)

1400 Kettering Tower
Dayton, Ohio 45423
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

8.0% Convertible Subordinated Notes due 2008	$40,000,000

Approximate date of proposed public offering: As soon as practicable after the date of effectiveness of this Application for Qualification.

Name and address of agent for service:

Kevin J. Brown
Vice President and Chief Financial Officer
Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, Ohio 45423

with a copy to:
Joseph M. Rigot
Thompson Hine LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402
(937) 443-6586

GENERAL
1. General Information.
2. Securities Act exemption applicable
AFFILIATIONS
3. Affiliates.
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
5. Principal Owners of Voting Securities.
UNDERWRITERS
6. Underwriters.
CAPITAL SECURITIES
7. Capitalization.
INDENTURE SECURITIES
9. Other obligors.
SIGNATURE
FORM T-1
EXHIBIT 6 CONSENT
EXHIBIT 7 STATEMENT OF FINANCIAL CONDITION

GENERAL

     1.     General Information.

(a)	Form of organization: Corporation

(b)	State or other sovereign power under the laws of which organized: Ohio

     2.     Securities Act exemption applicable.

     Upon the terms set forth in an Offering Circular dated January 8, 2003, and the related Letter of Transmittal (which together constitute the “Exchange Offer”), Robbins & Myers, Inc. (the “Company”) is offering to exchange $40,000,000 in principal amount of the Company’s 8.0% Convertible Subordinated Notes due 2008 (the “New Notes”) for an equal principal amount of the Company’s 6.5% Convertible Subordinated Notes due 2003 (the “Existing Notes”). The Exchange Offer is being extended to all holders of the Existing Notes.

     The Company is making the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Existing Notes.

     The Company has engaged Georgeson Shareholder Communications Inc. as the Information Agent for the Exchange Offer to assist in distributing the Offering Circular and the other Exchange Offer materials to the holders of the Existing Notes. The Company will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services.

     The Company has appointed U.S. Bank National Association as the Exchange Agent for the Exchange Offer. The Company will pay the Exchange Agent customary fees for its services and reimburse the Exchange Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services. The Company will also pay the Exchange Agent compensation for services as trustee under the New Note indenture and certain of its expenses related thereto.

     There has not been and there will not be any sales of the New Notes by the Company or by or through any underwriter at or about the same time as the Exchange Offer.

AFFILIATIONS

     3.     Affiliates.

     See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position.

     To the Company’s knowledge, Item 5 of this Application sets forth the name and address of the only shareholders of the Company that beneficially own 10% or more of the Company’s voting securities as of January 8, 2003.

     The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries as of January 8, 2003. Each of the entities listed under I. through V. below is a wholly-owned subsidiary of the Company. Indirect subsidiaries are indented and listed under their direct parent corporations.

I.	Robbins & Myers Canada, Ltd.

II.	Robbins & Myers International Sales Co., Inc.

III.	E.C. Motors, Inc.

IV.	R&M Environmental Strategies, Inc.

V.	Robbins & Myers Holdings, Inc.

A.	Edlon, Inc.

B.	Moyno, Inc.

C.	Robbins & Myers Singapore Private Limited

D.	Robbins & Myers Belgium SA

E.	R&M Energy Systems de Venezuela, CA

F.	Chemineer, Inc.

1.	Chemineer Asia Pte., Ltd. (51% owned by Chemineer, Inc.)

G.	Robbins & Myers de Mexico SA de CV

1.	Pfaulder SA de CV

2.	Moyno de Mexico, SA de CV (51% owned by Robbins & Myers de Mexico SA de CV)

3.	Chemineer de Mexico SA de CV (51% owned by Robbins & Myers de Mexico SA de CV, 49% owned by Robbins & Myers Holdings, Inc.)

H.	Robbins & Myers Energy Systems, Inc.

1.	Robbins & Myers Energy Systems L.P. (1% general partners is Robbins & Myers Energy Systems, Inc., 99% limited partner is Robbins & Myers Holdings, Inc.)

I.	Pfaulder, Inc.

1.	Pfaulder Equipamentos Industriasis Ltda.

2.	Gujarat Machinery Manufacturers Limited (51% owned by Pfaulder, Inc.).

3.	Glasteel Parts & Services, Inc.

(a)	Universal Glasteel Equipment (50% interest owned by Glasteel Parts & Services, Inc.)

(i)	Universal Glasteel Equipment Romania SrL (50% owned by Universal Glasteel Equipment)

4.	Pfaulder-Werke GmbH (10% owned by Pfaulder, Inc., 90% owned by Robbins & Myers, Inc.)

(a)	Robbins & Myers U.K. Limited (85% owned by Pfaulder-Werke GmbH, 15% owned by Robbins & Myers, Inc.)

(b)	Suzhou-Pfaulder Glass Lined Equipment Company (16% owned by Pfaulder-Werke GmbH, 34% owned by Robbins & Myers, Inc. and 20% owned by Robbins & Myers U.K. Limited)

(c)	Robbins & Myers GmbH

(i)	Tycon Technologies SpA

(d)	Pfaulder France Sarl

(e)	Pfaulder Speiss A.G. (97% owned by Pfaulder-Werke GmbH)

J.	Romaco N.V.

1.	Romaco S.A.M.

2.	Robannic Overseas Finance AVV

3.	Romaco Finance B.V.

4.	Dioptec Scan Ltd.

(a)	Romaco Holdings UK Ltd.

(i)	Romaco UK Limited

(ii)	Fryma Ltd.

(iii)	Romaco Inc.

(iv)	Index Manufacturing Co., Inc.

(v)	Romaco International B.V.

[1]	Romaco S.A.

[2]	Romaco S.a.r.l.

[3]	Robbins & Myers Europe GmbH

[4]	Romaco Machinery Limited

[5]	Ingenierie Pharmaceutique Modulaire S.A. (50% owned by Romaco International B.V.)

[6]	Romaco A.G.

[7]	Romaco Australia pty Australia

[a]	Romaco Bosspack (51% owned by Romaco Australia pty Australia)

[8]	Romaco S.p.A.

[a]	Zanchetta & C.S.r.l. (77% owned by Romaco S.p.A., 23% owned by Romaco International B.V.)

[i]	Rodic S.A. de C.V. (99% owned by Zanchetta & C.S.r.l., 1% owned by Romaco International B.V.)

[b]	Romaco Machinery S.A. (80% owned by Romaco S.p.A., 20% owned by Romaco A.G.)

[c]	Romaco Limited (99% owned by Romaco S.p.A., 1% owned by Romaco Finance B.V.)

[d]	Romaco Argentina S.A. (50% owned by Romaco S.p.A.)

[9]	Romaco Pharmatechnik GmbH

[a]	Laetus am Sandberg Geratebau GmbH

[b]	FrymaKoruma GmbH (95% interest held by Romaco Pharmatechnik GmbH, 5% interest held by Romaco Holding Ltd.)

MANAGEMENT AND CONTROL

     4.     Directors and Executive Officers.

     The following table sets forth the name and office of all directors and executive officers of the Company as of January 8, 2003. The address of each director and executive officer is c/o Robbins & Myers, Inc., 1400 Kettering Tower, Dayton, Ohio 45423.

Name	Office

Maynard H. Murch IV	Chairman of the Board

Gerald L. Connelly	President, Chief Executive Officer and Director

Kevin J. Brown	Vice President and Chief Financial Officer

Milton M. Hernandez	Group Vice President and President, Robbins & Myers Europe

Karl H. Bergmann	Vice President and Vice President-Operations, Robbins & Myers Europe

Hugh E. Becker	Vice President, Investor Relations and Human Resources

Albert L. Raiteri	Treasurer

Thomas J. Schockman	Corporate Controller

Joseph M. Rigot	Secretary and General Counsel

Robert J. Kegerreis	Director

Thomas P. Loftis	Director

William D. Manning	Director

Jerome F. Tatar	Director

John N. Taylor, Jr.	Director

     5.     Principal Owners of Voting Securities.

     The following table sets forth, as of January 8, 2003, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

NAME AND COMPLETE				PERCENTAGE OF VOTING
MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED		SECURITIES OWNED

M.H.M. & Co., Ltd. 830 Hanna Building Cleveland, Ohio 44115	Common Shares	2,994,254	(1)	20.1%

Maynard H. Murch IV 1400 Kettering Tower Dayton, Ohio 45423	Common Shares	3,087,600	(2)	21.5%

(1)	M.H.M. & Co., Ltd., is an Ohio limited partnership (the “Partnership”). Maynard H. Murch Co., Inc. is the managing general partner, and Loftis Investments LLC, a company wholly-owned by Thomas P. Loftis, is the other general partner, of the Partnership. Partnership decisions with respect to the voting and disposition of Company shares are determined by Maynard H. Murch Co., Inc., whose board of directors is comprised of Maynard H. Murch IV and Robert B. Murch, who are brothers, and Creighton B. Murch, who is their first cousin.

(2)	Includes 32,000 shares with respect to which Mr. Murch has sole voting and shared investment power and 2,994,254 shares beneficially owned by M.H.M. & Co., Ltd.

UNDERWRITERS

     6.     Underwriters.

(a)	Persons acting as underwriters within the last three years:

McDonald Investments Inc. served as underwriter in connection with the Company’s sale of 2,402,000 Common Shares, without par value, in June 2002. The mailing address of McDonald Investments Inc. is 127 Public Square, Cleveland, Ohio 44114.

(b)	The New Notes will not be offered or sold by or through any underwriter.

CAPITAL SECURITIES

     7.     Capitalization.

          (a) The following table sets forth, as of October 18, 2002, certain information as to each authorized class of securities of the Company:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING

Common Shares, without par value(1)	40,000,000	14,344,896

6.5% Convertible Subordinated Notes due 2003	$65,000,000	$59,691,000	(2)

(1)	The holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the shareholders, and are entitled to cumulate their votes in the election of directors.

(2)	Convertible into Common Shares at $27.25 per share.

INDENTURE SECURITIES

     8.     Analysis of Indenture Provisions. The New Notes will be issued under the terms of an indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Indenture”). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended:

(A) Events of Default. “EVENT OF DEFAULT”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by the provisions of Article XIII or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

(b) default in the payment of the principal of any Note at its Maturity; or

(c) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor in accordance with the provisions of Article XIV; or

(d) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(e) a default under any bond, note, note or other evidence of indebtedness for money borrowed by the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in $10,000,000 or more of such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default” hereunder; provided, however, that, subject to the provisions of Sections 6.1 and 6.2, the Trustee shall not be deemed to have knowledge of such default unless either a Responsible Officer of the Trustee shall have actual knowledge of such default or the Trustee shall have received written notice thereof from the Company, from any Holder, from the holder of any such indebtedness or from the trustee under any such mortgage, indenture or other instrument; or

(f) the entry by a court having jurisdiction in the premises of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or a decree or order adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(g) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

(B) Execution, Authentication, Delivery and Dating. The Notes shall be executed on behalf of the Company by its Chairman of the Board, its President or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Notes may be manual or facsimile.

Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

There will be no proceeds from the issuance of the New Notes.

(C) Release or Release and Substitution of Property Subject to the Lien of the Indenture. The New Notes are not secured by any assets of the Company.

(D) Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a) either

(i)	all Notes theretofore authenticated and delivered (other than (A) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6 and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

(ii)	all such Notes not theretofore delivered to the Trustee for cancellation:

(A)	have become due and payable, or

(B)	will become due and payable at their Stated Maturity within one year, or

(C)	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company, in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for that purpose funds sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be and, in the case of (B) or (C) above, has delivered to the Trustee an Opinion of Counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or since the date of the Indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such satisfaction and discharge and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such satisfaction and discharge had not occurred;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.7 and the obligations of the Trustee to any Authenticating Agent under Section 6.13 shall survive.

(E) Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than certificates delivered pursuant to Section 7.4(b) shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

     9.     Other obligors.

None.

     Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification of U.S. Bank National Association, as trustee, on Form T-1 under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

Exhibit T3A	Amended Articles of Incorporation of Robbins & Myers, Inc. (incorporated by reference to Exhibit 3.1 of Robbins & Myers, Inc.’s Form 10-Q for the quarter ended February 28, 1998).

Exhibit T3B	Code of Regulations of Robbins & Myers, Inc. (incorporated by reference to Exhibit 3.2 of Robbins & Myers, Inc.’s Form 10-K for the year ended August 31, 2001).

Exhibit T3C	Form of Indenture relating to the 8.0% Convertible Subordinated Notes due 2008, to be entered into by and between Robbins & Myers, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit (d)(2) of Robbins & Myers, Inc.’s Schedule TO filed January 8, 2003).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Offering Circular, dated January 8, 2003 (incorporated by reference to Exhibit (a)(1) of Schedule TO filed January 8, 2003).

Exhibit T3E.2	Letter of Transmittal, dated January 8, 2003 (incorporated by reference to Exhibit (a)(2) of Schedule TO filed January 8, 2003).

Exhibit T3E.3	Notice of Guaranteed Delivery, dated January 8, 2003 (incorporated by reference to Exhibit (a)(3) of Schedule TO filed January 8, 2003).

Exhibit T3E.4	Letter to Clients, dated January 8, 2003 (incorporated by reference to Exhibit (a)(4) of Schedule TO filed January 8, 2003).

Exhibit T3E.5	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 8, 2003 (incorporated by reference to Exhibit (a)(5) of Schedule TO filed January 8, 2003).

Exhibit T3E.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) of Schedule TO filed January 8, 2003)

Exhibit T3E.7	Press Release, dated January 8, 2003 (incorporated by reference to Exhibit (a)(9) of Schedule TO filed January 8, 2003).

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C hereto).

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ROBBINS & MYERS, INC., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Dayton, and State of Ohio, on the 8th day of January, 2003.

ROBBINS & MYERS, INC.

By: /s/ Gerald L. Connelly Gerald L. Connelly President and Chief Executive Officer

Attest:

By: /s/ Kevin J. Brown Kevin J. Brown Vice President and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
 (Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

180 East Fifth Street St. Paul, Minnesota (Address of principal executive offices)	55101 (Zip Code)

Robert T. Jones
U.S. Bank National Association
425 Walnut Street, CN-WN-06CT
Cincinnati, Ohio 45202
(513)-632-4427
(Name, address and telephone number of agent for service)

Robbins & Myers, Inc.
 (Issuer with respect to the Securities)

Ohio	31-0424220
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 Kettering Tower, Dayton, Ohio	45423
(Address of Principal Executive Offices)	(Zip Code)

8.0% Convertible Subordinated Notes Due 2008

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FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers. Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

                          None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2001, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Registration Number 333-67188.

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NOTE

     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati, State of Ohio on the 19th day of December, 2002.

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Robert T. Jones Robert T. Jones Vice President & Trust Officer

By: /s/ Daniel Bley Daniel Bley Vice President & Trust Officer

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